LINUX GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
DATED October 26, 2007

The following discussion of the results of operations of the Company for the second fiscal quarter ending August 31, 2007, and in comparison to the prior year, should be read in conjunction with the Company’s Audited Financial Statements and accompanying notes for the year ended February 28, 2007. All amounts are in Canadian dollars unless otherwise stated.

Overall Performance

The Company is involved in exploration of mineral properties. Our current plans are to joint venture and explore our mineral properties in Northern B.C., Alaska and China. The Company has acquired a 100% interest in the TY and ORO properties in B.C. and has a 50% interest in the Fish Creek property in Alaska, which is optioned to Teryl Resources Corp. (a related company), and an option to earn a 100% interest in a private company, which holds an option to earn an 85% interest in a co-operative joint venture company that has the option to mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometers in Hebei Province, People’s Republic of China. The Company staked three claim blocks consisting of a total of 148 mining claims in Alaska.

As at August 31, 2007, the Company had a working capital deficit of $304,380 as compared to working capital of $1,012,339 at August 31, 2006. For the six months ending August 31, 2007, the Company had a net loss of ($1,195,684) or ($0.02) per share as compared to a net loss of ($1,653,158) or $(0.02) per share for the six months ended August 31, 2006.

Selected Interim Information

The following information is derived from our interim financial statements for the six month periods ended August 31, 2007 and 2006 and the most recently completed financial year ended February 28, 2007:

	August 31, 2007	August 31, 2006	February 28, 2007
Net sales or total revenues	$nil	$nil	$nil
Net income or (loss) - per share undiluted - per share diluted	(1,195,684)	(1,653,158)	(3,898,870)
	(0.02)	(0.02)	(0.06)
	(0.02)	(0.02)	(0.06)
Total assets	549,763	1,675,515	737,837
Total long-term financial liabilities	$nil	$nil	$nil
Cash dividends declared per share	$nil	$nil	$nil

Results of Operations

We have not received any revenue since our entry into the mineral exploration business.

Mining and Exploration Operations

Fish Creek

On October 3, 2006, the Company announced that six new geographical targets had been located on the Fish Creek Property. Teryl Resources Corp. and Linux Gold Corp. plan to implement an exploration program this year on the property. The Company has received permits to conduct exploration drilling on the property.

On March 22, 2005, we announced that an amending agreement had been completed extending the term of the original Fish Creek Claims agreement between the Company and Teryl Resources Corp. (a related company) until March 5, 2007. The consideration for the extension is the issuance of 100,000 common shares of Teryl Resources Corp. to Linux Gold Corp. All other terms of the original agreement remain the same. On March 5, 2007 the agreement was further amended to extend to March 5, 2009 with all the other terms remaining the same.

In September 2004, we announced that drilling has commenced on the Fish Creek Gold Target. The dual targets to drill are the placer target and the intrusive target, with the objective to test the lithology and to analyze for concentrations of precious/base metals. The Company will drill 25 vertical eight-inch diameter holes on two lines to explore the potential Fish Creek placer gold paystreak, and to test the two anomalies located last year by a magnetic survey.

Drilling was completed on October 16, 2004. A total of 22 R/C holes were completed of which 20 were short holes to test the placer and lode targets and 2 holes were drilled to test a potential intrusive target. Assay results are pending.

In December 2004, we announced initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska. A total of twenty (20) placer holes – shallow, larger-diameter RC holes - were completed and two (2) deeper RC holes were drilled to test an intrusive target.

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it was recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

The technical disclosure for the Fish Creek Property is prepared under the supervision of Curt Freeman, a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

TY Gold Property, Bralorne Mining District, British Columbia

We will continue exploration work on the TY Gold property and will meet the terms of the acquisition agreement unless the Company decides to not continue due to poor results or economic reasons.

BLN Gold Property, Hebei Province, China

On January 20, 2004 the Company acquired an option to purchase 100% of the shares of Ginyen Recovery Inc. Ginyen Recovery Inc. has an 85% interest in a co-operative joint venture with Bo Luo Neo Wang Yuan Gold Mine Company (“BLN Gold”) of Heibei Province, China. BLN Gold holds an operational gold recovery mill; option to acquire the license to operate all existing small mines in the district; the option to explore, develop and produce gold and silver in the district and options to expand to other districts. The Company can earn a 100% interest in the private company, subject to a 5% net profits interest, by issuing 200,000 shares of the Company in four stages and paying $50,000 cash, and expending a total of $500,000 in a three-phase work program.

On October 12, 2004 we announced that we had received confirmation of approval for exploration for Wang Yuan Mine, an additional permit for exploration is to be submitted on the nearby Lan Ying Mine. The objective of this year’s exploration program is to develop sufficient gold reserves to feed the 50 ton per day mill, which is located on our optioned property. An exploration program has commenced on the Wang Yuan mine to dewater the mine and commence a sampling program on the known gold zone.

In November 2004, we announced that the exploration license for the Dong Gou Gold Mine has been negotiated by Bisheng Liu, of Beijing, China, our Vice President Corporate Administrator for this project. The terms and conditions are pursuant to the co-operative joint venture company agreement that has an option on mineral exploration rights in Hebei Province, China, covering an area of 161 kilometres.

The Dong Gou Gold Mine consists of 5.12 square kilometres. This area has had three small mines operating in the last seven years, which were mined mainly by hand by the Chinese farmers in the area. One of the mines, the Lan Ying Mine, appears to be the best organized mine in the area. About 90,000 tons of ore has been mined out by hand in the past, at rates of 35 tons of ore per day, grading 11 grams (1/3 of an ounce) of gold per tonne.

The exploration goal for this property, together with the adjacent Wang Yuan Gold Mine, is to develop sufficient economic gold reserves for the 50 ton per day mill, which is on the property. Exploration work has commenced on the Wang Yuan Gold Mine.

In December we announced that Curt Freeman, senior geologist for Avalon development, has been retained to evaluate and complete a report on the two gold properties in Fengning, Hebei Province, China. The main objective is to identify drill targets, and to prove sufficient economic gold reserves to feed the 50 ton per day pilot mill, which is currently on the property in China.

The sampling program on the Wang Yuan Mine known gold zones has been completed and is being prepared for gold assays.

The term of the license is effective until a production decision is made by the Company.

Oro Property

The Company acquired the ORO (20 units) claim in the Lillooet Mining Division in British Columbia. The Company has met the terms and conditions of the acquisition agreement by issuing 25,000 of its shares to the vendor during the year ending February 28, 2005. This was the final requirement of the purchase agreement. The vendor retains a 2% net smelter return interest.

Granite Mountain Claims

On February 22, 2007, the Company announced a 2007 exploration program. The exploration program on the Dime Creek and Quartz Creek (near Granite Mountain, Alaska) will consist of mapping historical placer workings, collecting pan samples from the placer workings and in unmined ground, and to analyze the concentrates for gold, platinum and uranium. The goal of this program is top identify placer and lode drill targets, and determine the source of the high grade pan concentrates for potential lode deposits.

On December 6, 2006, the Company announced that it has received a report on the 2006 exploration program from Jeff Keener, its project geologist. The report indicated that new gold anomalies were discovered. On December 27, 2006, the Company further announced that the preliminary results indicate two new and significant gold anomalies: one at the head of the Kiwalik River; and the other on the lower trench of Quartz Creek.

On November 6, 2006, the Company announced the results of a preliminary heavy mineral sampling program on the Dime Creek mineral property.

On August 16, 2006, the Company announced that 136 new State of Alaska mining claims had been staked. The new claims link the Kiwalik and Peace claim blocks, thereby forming one contiguous black of claims.

On July 12, 2006, the Company announced that a minimum of 3,000 linear feet had been contracted for drilling. The drilling is to commence during the fourth week of July, 2006.

On June 6, 2006 the Company announced that an analysis of soil and rock samples has been completed. The analysis supported the planned 2006 drilling and exploration plan.

On March 30, 2006, the Company announced drilling and exploration plan for 2006. The proposed budget to accomplish the goals is US$1,500,000. Contracts and permits are currently being negotiated and applied for to start-up field work on July 1st, 2006.

On March 25, 2005, the Company announced that several mineralized areas in western Alaska, near Granite Mountain on the eastern Seward Peninsula, had been staked by Linux. These claims include the Kiwalik Claim Block which comprises 148 mining claims, the Peace River claim Block which comprises 16 mining claims and the Dime Creek Claim Block which comprises 12 mining claims. In 2005, the Company proposes to conduct an airborne geophysical survey of the Granite Mountain area to map structure, rock contact and potentially mineralized zones below the extensive tundra cover. A detailed geochemical and ridgeline mapping survey of the Peace River and Kiwalik claims is planned to further develop a geologic map and to identify meal rich areas for potential drill targets. As initial placer examination of the Dime Creek claims is also planned, to include mapping and panning of previous mine workings and adjacent virgin gravel, in addition to mapping and sampling of bedrock outcrop.

Tolovana District Claims

On September 27, 2006, the Company announced that in May of 2006 6,400 acres of mineral exploration claims were staked in the Livengood-Tolovana Mining District, in the State of Alaska.

General and Administrative Expenses

During the six months ending August 31, 2007, we received $nil in revenues from operations as compared to $nil revenues for the six months ending August 31, 2006.

Administrative expenses for the six months ending August 31, 2007 totaled $1,141,976 as compared to $1,079,311 for the six months ending August 31, 2006. Consulting and subcontract expenses decreased to $60,988 in 2007 from $313,036 in 2006 due to there being no stock options issued to consultants and no corresponding stock based compensation expense in the six month period ended August 31, 2007. Travel and promotion increased to $158,671 for the six months ending August 31, 2007 from $135,227 for the six months ending August 31, 2006 due to increased activities in the Company. Imputed interest expense decreased to $950 in 2007 as compared to $34,435 in 2006 due to a decrease in related party loans. Office, rent and telephone charges decreased to S10,306 in 2007 as compared to $59,837 in 2006 due to sharing of office space and facilities with related companies. Interest expense increased to $805,428 from $444,652 for the six months ending August 31, 2007 due to the accretion of the discount on the Convertible Discount Notes in 2007 for six months versus only three months in 2006. Interest income decreased to $389 as at August 31, 2007 compared to $18,735 as at August 31, 2006 due to a decrease in term deposits and cash in the bank.

Summary of Quarterly Results

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending	Revenue $	Net Loss $	Loss Per Share
August 31, 2007	-	(584,978)	(0.01)
May 31, 2007	-	(610,706)	(0.01)
February 28, 2007	-	(1,387,508)	(0.02)
November 30, 2006	-	(858,204)	(0.01)
August 31, 2006	-	(1,182,932)	(0.02)
May 31, 2006	-	(470,226)	-
February 28, 2006	-	(235,249)	-
November 30, 2005	-	(191,493)	-
August 31, 2005	-	(203,827)	-

Liquidity and Capital Resources

A private placement for 3,000,000 units at US$0.20 per unit, to raise US$600,000 closed on February 22, 2006. Each unit consists of one common share and one-half warrant. Two one-half warrants will enable the holder to acquire an additional common share over a two year period at US$0.25 in the first year and US$0.30 in the second year. A finder’s fee of 100,000 shares was issued. Proceeds from this private placement are to be applied as follows:

Granite Mountain Exploration	$250,000
Commission	$45,000
Working capital and Accounts Payable	$295,000
Cost of offering	$10,000

On May 8, 2006 the Company completed a $2,000,000 convertible debenture. $1,500,000 was funded at closing with the remaining $500,000 funded on the filing of the resale registration statement on June 29, 2006. The Secured Convertible Discount Notes were issued at an original issue discount of 5%, are convertible in to common stock of the company at a conversion price of $0.40 and mature on November 8, 2007. The investors also received five-year warrants to purchase in aggregate 5,000,000 shares of common stock of the Company at an exercise price of $0.50 and warrants to purchase in aggregate 2,500,000 shares of common stock of the Company at an exercise price of $0.52.

On May 31, 2007 the Company completed a private placement of common stock and warrants raising gross proceeds of $565,000. The Company issued 2,825,000 units, consisting of one share of restricted common stock of Linux Gold Corp. and one warrant for every two shares purchased, exercisable at either $0.25 in the first year or $0.30 in the second year.

During the six month period ending August 31, 2007 the Company issued 212,500 common shares for total proceeds of $24,020 pursuant to the exercise of stock options.

Pursuant to the Convertible Debenture, during the six months period ending August 31, 2007, the Company issued 4,794,880 common shares as monthly redemptions as required by the note.

As at August 31, 2007, the Company had a working capital deficit of $304,380 as compared to working capital of $1,012,339 at August 31, 2006.

The Company will need to keep obtaining financing to continue its ongoing operations. In the past, the Company has derived most of its development and operating capital primarily from the issuance of its common stock.

We have been successful in the past in acquiring capital through the issuance of shares of our common stock and through advances from related parties. Although we intend to continue utilizing these sources, there has been no assurance in the past that these sources and methods would continue to be available in the future. The President of the Company has provided his commitment to provide and/or arrange any funds necessary to maintain the ongoing operations and status of a publicly traded company on mutually agreeable. In the event that the President of the Company was not able to raise funds, and no other sources of capital were available to us in the future on a reasonable financial basis, the Company would face the same obstacles as many small, undercapitalized companies do, and, in the worst case, we could be forced to reorganize or liquidate, either of which consequence would likely have an adverse financial effect upon our shareholders.

As we explore our properties, we decide which ones to proceed with and which ones to abandon. To fully exercise the options under various agreements for the acquisition of interests in properties located in Canada, Alaska and China, we must incur exploration expenditures on the properties and make payments to the optionors as follows:

Property	Year	Option/Advance Royalty Payment	Expenditure Commitment	Number of Shares

TY, BC, Canada	2005	$ -	$ -	50,000
	2006
ORO, BC, Canada	2005	$ -	$ -	-
	2006
BLN Gold Property, Hebei Province, China	2005- 2006	$45,000	$472,000	150,000

These amounts may be reduced in the future as we determine which properties are of merit and abandon those with which we do not intend to proceed.

Related Party Transactions

For the six months ending August 31, 2007, the Company incurred management fees of $15,000 (2006 - $15,000) to a company controlled by the spouse of the President of the Company.

For the six months ending August 31, 2007, we incurred director’s fees of $6,000 (2006 - $6,000) for our President and Chairman of the Board.

At August 31, 2007, the Company is indebted to a company where the President of the Company is a director in the amount of $24,604 and to the President of the Company in the amount of $12,242, representing expenses paid on behalf of the Company. These amounts are non-interest bearing, unsecured and have no specific terms of repayment.

Additional Disclosure for Venture Issuers Without Significant Revenue

During the six months ending August 31, 2007, the Company incurred the following amounts on its mineral property claims:

As at August 31, 2007

		British
	Alaska	Columbia	China
	Mineral	Mineral	Mineral
	Property	Property	Property
Exploration and Development
Costs:
Staking and Recording Fees	27,263	-	-
Geological Consulting	11,160	-	-
Assays	6,657	-	=
Field Supplies	4,665	-	-
Transportation	3,963	-	-
Incurred During the Period	53,708	-	-

Outstanding Share Data

The Company’s authorized share capital consists of 200,000,000 Common Shares without par value. Of these, 79,081,479 were issued and outstanding as at August 31, 2007.

As at August 31, 2007 the following options and share purchase warrants were outstanding:

	# of Warrants	Exercise Price	Expiry Date
	517,250	US$0.25	November 18, 2007
	2,777,777	US$0.20	December 06, 2007
	1,447,500	US$0.30	February 22, 2008
	5,000,000	US$0.50	May 8, 2011
	2,500,002	US$0.52	May 8, 2016
	1,412,500	US$0.25 yr 1/US$0.30 yr 2	June 1, 2009

Total	13,655,029

	# of Stock Options	Exercise Price	Expiry Date
	1,225,000	US $0.10	February 21, 2008
	350,000	US $0.10	February 25, 2008
	75,000	US $0.30	April 22, 2009
	245,000	US $0.18	September 17, 2008
	12,500	US$0.20	November 9, 2009
	25,000	US$0.34	June 29, 2011
	1,500,000	US$0.35	August 9, 2011
	25,000	US$0.25	November 2, 2011
	50,000	US$0.25	December 8, 2011

Total	3,507,500

Subsequent Events

On October 18, 2007, the Company announced that it has acquired an option to purchase a 100% interest in 26 mining claims in the historic Ester Dome area near Fairbanks, Alaska.

On September 1, 2007, the Company issued 1,117,436 common shares upon the conversion of $148,897 of convertible debt.

Controls and Procedures

The Company’s management has evaluated the effectiveness of Linux Corp.’s disclosure controls and procedures and has concluded that such disclosure controls and procedures are effective for the quarter ending August 31, 2007. No changes were made in internal controls over financial reporting during the quarter ended August 31, 2007, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com